Exhibit 99.1

ICON Files Registration Statement for American Depositary Shares

Dublin, Ireland, April 19, 2006 - ICON plc (NASDAQ: ICLR) announced today that it has filed a shelf registration statement with the U.S. Securities and Exchange Commission covering the offer and sale of up to $125,000,000 of its American Depositary Shares (“ADSs”) representing ordinary shares, €0.06 per share. The ADSs will be sold at various times and prices by ICON, certain selling shareholders identified in the registration statement or a combination of both.

Any offering of ADSs covered by the registration statement will be made only by means of written prospectuses and prospectus supplements. The registration statement relating to the ordinary shares underlying the ADSs has been filed with the SEC but has not yet become effective. ADSs may not be sold nor may offers to buy the ADSs be accepted prior to the time that the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

ICON plc is a contract research organization providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. As of December 31, 2005, ICON had approximately 3,050 employees and operations in 41 locations in 27 countries, including the United States and major markets in Europe and the rest of the world.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in reports filed by ICON with the Securities Exchange Commission, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

Source: ICON plc

Contact : Investor Relations 1-888-381-7923 or
Ciaran Murray CFO + 353 –1-291-2000
Both at ICON.

http://www.iconclinical.com